Exhibit 3.2

AMENDMENT

TO THE BY-LAWS

OF BEST BUY CO., INC.

                Pursuant to a resolution unanimously adopted by the Board of Directors of Best Buy Co., Inc. at a meeting held on April 20, 2004, Section 1 of Article III of the Amended and Restated By-Laws of this corporation, as amended, has been further amended, effective May 1, 2004, to read as follows:

Section 1

ELECTION OF

DIRECTORS.

                The business and affairs of this corporation shall be managed by or under the direction of its Board of Directors which shall be comprised of up to thirteen (13) directors, six (6) of whom shall be Class 1 Directors, and seven (7) of whom shall be Class 2 Directors.  Each Director shall be elected to serve for a term of two (2) years and until his/her successor shall have been duly elected and qualified.  Class 1 Directors shall be elected in even numbered years and Class 2 Directors shall be elected in odd numbered years.  Except as to the year in which elected, the powers, privileges, duties and responsibilities of each Class 1 and Class 2 Director shall be alike in every respect

/s/ Elliot S. Kaplan
Elliot S. Kaplan, Secretary